MEDMEN ENTERPRISES INC.

10115 Jefferson Boulevard

Culver City, CA 90232

July 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MedMen Enterprises Inc.

Registration Statement on Form S-1

File Number 333- 256912

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MedMen Enterprises Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern Time, on July 16, 2021, or as soon as practicable thereafter.

Please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at (310) 312-4252 with any questions you may have regarding this request. In addition, please notify Ms. Blair by telephone when this request for acceleration has been granted.

Respectfully,

MEDMEN ENTERPRISES INC.

By:	/s/ Reece Fulgham
Name:	Reece Fulgham
Title:	Chief Financial Officer

cc:	Manatt, Phelps & Phillips, LLP